EXHIBIT 99.1

HEXO Corp provides COVID-19 update

OTTAWA, March 24, 2020 (GLOBE NEWSWIRE) -- HEXO Corp (TSX: HEXO; NYSE: HEXO) (“HEXO” or the “Company”) is confirming it is remaining operational on the heels of the cannabis sector being included as an essential workplace in Ontario and Quebec.

“Given our role in supplying medical cannabis to patients and in the adult-use cannabis supply chain, our operations in Ontario and Quebec are to be maintained and our business is considered an essential workplace,” said Sebastien St-Louis, CEO and co-founder of HEXO. “We are working to continue to ensure a steady supply of medical cannabis and consumer packaged goods. I am extremely grateful for our dedicated employees.”

HEXO is also carefully monitoring and assessing the evolving situation related to COVID-19 and the potential impact to its business, employees and customers. HEXO is working diligently to protect the health and safety of its employees and to ensure that there is no disruption to its supply of medical and adult-use cannabis. Production and manufacturing facilities remain open, with additional measures in place to allow the Company to maintain the capacity needed to fulfil orders. Additional measures include: temporary restriction of visitors to facilities; work from home policy and support for employees who can do so; employees who feel unwell or have travelled are asked to stay home; hosting all meetings via digital tools; redeployment of employees for other parts of the business to support critical processes; significant investment into additional sanitation measures; consistent communication to employees with reminders and instructions on practicing good personal hygiene, including proper handwashing; and operational measures to support social distancing, such as staggered break schedules and workstations.

“Our priority is the safety and wellness of our employees, and that is what our emergency response team is focused on,” added St-Louis. “We are proud to be taking decisive and appropriate measures to protect our teams, our sites, and our ability to respond to our customers and medical clients’ needs.”

About HEXO

HEXO Corp. is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the Canadian cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com